FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS
Item

1.	Press Release entitled “Quilmes Industrial (Quinsa), S.A. Confirms Approval of Strategic Alliance By Argentine Regulators” dated January 13, 2003

2.	Press Release entitled “Quilmes Industrial (Quinsa), S.A. Confirms Agreement With Heineken To Settle the Arbitration Proceeding”, dated January 14, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: January 16, 2003	By:	/s/ Carlos Olivieri

Name: Carlos Olivieri
Chief Financial Officer

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:
Francis Cressall Quilmes Industrial (Quinsa) S.A. +5411-4321-2744	Van Negris / Lexi Terrero Van Negris & Company, Inc. 212-396-0606

FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. CONFIRMS APPROVAL
OF STRATEGIC ALLIANCE BY ARGENTINE REGULATORS

LUXEMBOURG – January 13, 2003 – Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) confirmed today that it has received approval from the Argentine regulatory authorities, subject to certain conditions, for completion of its strategic alliance with Companhia de Bebidas das Americas S.A. (“AmBev”). By virtue of this alliance, both companies will be integrating their operations in the Southern Cone, as a result of which AmBev will hold a 37.5 percent economic interest in Quinsa.

A summary of the principal conditions imposed by the regulators is the following:

1.	Within 12 months as of today, Quinsa and AmBev (the “Parties”) must transfer ownership of the following assets:

	a.	To an independent, financially sound, foreign brewer with no current production in Argentina (the “Purchaser”):

		i.	The Bieckert and Palermo brands and recipes.

		ii.	The license for production of the Heineken brand. Should the transfer of this license prove to be impossible to complete, or should completion of condition be considered very harmful for the Parties, the Imperial brand be transferred instead.

		iii.	The Norte brand and recipes, at the option of the Purchaser, provided that an agreement is reached on the price. Such a price will be determined by an internationally recognized investment bank appointed by the Parties.

		iv.	The brewery located in Lujan, Buenos Aires, which currently produces Brahma brand.

-- m o r e --

Quilmes Industrial (QUINSA), S.A January 13, 2003 Page Two

	b.	To a third party, not related to the Purchaser and not currently producing beer in Argentina:

		i	The malt production facility adjacent to the former Bieckert brewery located in Llavallol, Buenos Aires. Alternatively, the Parties can agree to allow such a third party to run the facility for 10 years.

2.	Within 12 months as of today, the Parties must submit documentation with the relevant Argentine regulators bearing evidence of their commitment to:

	a.	Allow the Purchaser access, for a period of 7 years starting on the date of transfer of the assets described above, to the Parties’ distribution network for the brands sold by the Purchaser.

	b.	Refrain from forcing or inducing their clients to purchase products other than beer.

3.	The Parties must commit to producing Bieckert, Palermo and Heineken or Imperial (depending on which brand is transferred) for the Purchaser, if so required, for a period of two years starting on the date the assets are transferred.

Commenting on these developments, Agustín García Mansilla, Quinsa's Chief Executive Officer, stated: “While it is true that we would have preferred to avoid having to give up any of our brands, the conditions required by the Argentine regulators were within the scope of what we expected for a transaction of this type.”

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company, which controls 85 percent of Quilmes International (Bermuda) Ltd., (“QIB”). The remaining 15 percent of the shares of QIB are owned, since 1984, by Heineken International Beheer B.V. (“Heineken”). Heineken Technical Services B.V. renders technical assistance to the operating companies. Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a strong presence in Chile. Quinsa also owns the two largest PepsiCo bottlers in Argentina. Its Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, each representing two of the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

# # #

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:
Francis Cressall Quilmes Industrial (Quinsa) S.A. +5411-4321-2744	Van Negris / Lexi Terrero Van Negris & Company, Inc. 212-396-0606

FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. CONFIRMS AGREEMENT WITH
HEINEKEN TO SETTLE THE ARBITRATION PROCEEDING

LUXEMBOURG – January 14, 2003 – Quilmes Industrial (Quinsa) Societe Anonyme (NYSE: LQU) (“Quinsa”) and Heineken International B.V. (“Heineken”) announced today that they have entered into an agreement to settle the arbitration proceeding pursuant to which Heineken sought to prohibit completion of Quinsa’s pending business combination with Companhia de Bebidas das Americas – AmBev. Pursuant to the agreement, Heineken and Quinsa agreed to terminate immediately the arbitration proceeding and released all claims against each other arising in connection with the AmBev transaction. Heineken also released all claims against Quinsa’s controlling shareholder Beverage Associates (BAC) Corp. arising in connection with the AmBev transaction.

Pursuant to the settlement agreement, BAC agreed to purchase Heineken’s 15 percent equity interest in Quilmes International (Bermuda) Ltd. (“QIB”), for an aggregate price of US$ 102.7 million. QIB is a subsidiary of Quinsa that in turn owns all of the group’s operating companies in Argentina, Bolivia, Chile, Paraguay and Uruguay. BAC’s purchase of the QIB shares is conditioned on, and expected to occur simultaneously with, the completion of the AmBev transaction.

As a result of the settlement agreement, the shareholders agreement between Quinsa and Heineken relating to Heineken’s investment in QIB was terminated. The trademark license agreements under which certain of Quinsa’s subsidiaries currently produce, market and distribute the Heineken brand will remain in effect. However, the settlement agreement gives Heineken the right to terminate these agreements with 60 days prior notice if the termination occurs before December 31, 2003 and with 120 days prior notice if the termination occurs thereafter.

In the unlikely event that the AmBev transaction is not completed, Heineken will have a right to convert, at any time within 6 months of the termination of the AmBev transaction, its QIB shares into the number of Quinsa shares that will give Heineken the same proportionate economic interest in Quinsa as it has in QIB as of the time of the conversion.

-- m o r e --

Quilmes Industrial (QUINSA), S.A.
January 14, 2003
Page Two

BAC has assigned to AmBev and AmBev has agreed to acquire, approximately 57percent of the QIB shares that BAC agreed to purchase from Heineken.

The settlement agreement further provides that Quinsa will have the right to purchase the QIB shares held by BAC and AmBev for cash at the fair market value of those shares to be determined by an independent investment bank. The Quinsa board will have the right to determine whether and, if so, when to exercise this right.

AmBev consented to Quinsa’s execution of the Heineken settlement agreement.

As Quinsa announced yesterday, the Argentine antitrust commission has approved the pending transaction between Quinsa and AmBev, subject to certain specified conditions. This approval satisfies the regulatory approval requirement set forth in the transaction documents between Quinsa and AmBev. Quinsa stated that it continues to believe that the transaction with AmBev will strengthen the financial position of both companies and allow them to compete more effectively in the region.

Agustin Garcia Mansilla, CEO of Quinsa, said, “The settlement with Heineken and the Argentine antitrust approval removed the two existing obstacles to completion of our deal with AmBev, and there now only remain the customary conditions to closing. These developments will allow Quinsa to accelerate the timetable for closing the AmBev deal and for realizing the synergies and other benefits that the deal is expected to generate.”

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company, which controls 85 percent of Quilmes International (Bermuda) Ltd., (“QIB”). The remaining 15 percent of the shares of QIB are owned, since 1984, by Heineken International Beheer B.V. (“Heineken”). Heineken Technical Services B.V. renders technical assistance to the operating companies. Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a strong presence in Chile. Quinsa also owns the two largest PepsiCo bottlers in Argentina. Its Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, each representing two of the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

# # #